EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

December 2, 2020

Item 3	News Releases

News release dated December 2, 2020

Item 4	Summary of Material Change

On December 2, 2020, the Company closed a private placement offering of special warrants of the Company (the “Special Warrants”), pursuant to which the Company issued 5,889,735 Special Warrants at a price of $0.50 per Special Warrant, for aggregate gross proceeds of $2,944,867.50 (the “Offering”). The Offering was led by Mackie Research Capital Corporation as lead agent and sole bookrunner (the “Lead Agent”), on behalf of a syndicate, including Haywood Securities Inc. (collectively, the “Agents”).

Each Special Warrant is exercisable, for no additional consideration, into one unit of the Company (each, a “Unit”), with each Unit consisting of one common share of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share (each, a “Warrant Share”) at an exercise price of $0.60 per Warrant Share, for a period of 36 months after the closing of the Offering (the “Closing”).

All unexercised Special Warrants will automatically be exercised on the day (the “Qualification Date”) that is the earlier of (i) four (4) months and a day following the Closing, and (ii) as soon as reasonably practicable, and in any event no later than the third (3rd) Business Day, after a receipt is issued for the Final Prospectus qualifying the distribution of the Units underlying the Special Warrants and the Units underlying the Compensation Options (as defined below) granted to the Agents (the “Compensation Option Units”).

The net proceeds raised under the Offering will be used for working capital and general corporate purposes.

In connection with the Offering, the Agents received an aggregate cash fee equal to 8.0% of the gross proceeds from the Offering. In addition, the Company granted to the Agents on Closing non-transferable compensation options (the “Compensation Options”) equal to 8.0% of the total number of Special Warrants sold under the Offering. Each Compensation Option entitles the holder thereof to purchase one Compensation Option Unit at an exercise price of $0.50 for a period of 36 months following Closing.

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Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

December 2, 2020

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SCHEDULE “A”

 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION,

DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

BETTERLIFE PHARMA ANNOUNCES CLOSING OF $2.9 MILLION PRIVATE PLACEMENT OFFERING

VANCOUVER, BC – December 2, 2020 – BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR) (OTCQB: BETRF) (FRA: NPAT), an emerging biotech company, is pleased to announce that it has closed its previously announced private placement offering of special warrants of the Company (the “Special Warrants”), pursuant to which the Company issued 5,889,735 Special Warrants at a price of $0.50 per Special Warrant, for aggregate gross proceeds of $2,944,867.50 (the “Offering”). The Offering was led by Mackie Research Capital Corporation as lead agent and sole bookrunner (the “Lead Agent”), on behalf of a syndicate, including Haywood Securities Inc. (collectively, the “Agents”).

Each Special Warrant is exercisable, for no additional consideration, into one unit of the Company (each, a “Unit”), with each Unit consisting of one common share of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share (each, a “Warrant Share”) at an exercise price of $0.60 per Warrant Share, for a period of 36 months after the closing of the Offering (the “Closing”).

All unexercised Special Warrants will automatically be exercised on the day (the “Qualification Date”) that is the earlier of (i) four (4) months and a day following the Closing, and (ii) as soon as reasonably practicable, and in any event no later than the third (3rd) Business Day, after a receipt is issued for the Final Prospectus qualifying the distribution of the Units underlying the Special Warrants and the Units underlying the Compensation Options (as defined below) granted to the Agents (the “Compensation Option Units”).

The net proceeds raised under the Offering will be used for working capital and general corporate purposes.

The Company will use its reasonable commercial efforts to prepare and file with each of the securities regulatory authorities in each of the provinces of Canada, except Quebec, in which the of Special Warrants are sold (the “Jurisdictions”) and obtain a receipt for, a preliminary short form prospectus and a final short form prospectus (the “Final Prospectus”), qualifying the distribution of the Units underlying the Special Warrants and the Compensation Option Units, in compliance with applicable securities law, within forty (40) days from the Closing. In the event that the Company has not received a receipt for the Final Prospectus within forty (40) days following the Closing, each unexercised Special Warrant will thereafter entitle the holder thereof to receive upon the exercise thereof, at no additional consideration, one-and-one-tenth (1.10) Unit (instead of one Unit) and thereafter at the end of each additional thirty (30) day period prior to the Qualification Date, each Special Warrant will be exercisable for an additional 0.02 of a Unit.

The Company will use commercial reasonable efforts to obtain the necessary approvals to list the Common Shares, the Warrant Shares and Common Shares issuable on the exercise of the Compensation Option Units on the Canadian Securities Exchange on the Qualification Date and the date of the issuance of the underlying Warrant Shares following the Qualification Date, respectively.

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In connection with the Offering, the Agents received an aggregate cash fee equal to 8.0% of the gross proceeds from the Offering. In addition, the Company granted to the Agents on Closing non-transferable compensation options (the “Compensation Options”) equal to 8.0% of the total number of Special Warrants sold under the Offering. Each Compensation Option entitles the holder thereof to purchase one Compensation Option Unit at an exercise price of $0.50 for a period of 36 months following Closing.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferonbased technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.blifetherapeutics.com.

Contact Information:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Dost Mustaq, BDA International Investor Relations Contact
Email: ir@blifepharma.com
Phone: 646-679-4321

The Canadian Securities Exchange does not accept responsibility for the adequacy or accuracy of this release.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. The Canadian Securities Exchange has not in any way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No Securities Exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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